UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date October 3, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Honesti Basyir

----------------------------------------------------

(Signature)

Honesti Basyir

Chief of Financial Officer

INFORMATION TO INVESTOR

No: TEL.210/PR000/COP-A0070000/2014

Dissolved Flexi, Telkom Redirecting Customers to Telkomsel

To comply with Bapepam-LK Regulation No. X.K.1, Attachment of Decision of the Chairman of Bapepam-LK No. Kep-86/PM/1996 dated 24 January 1996 on Disclosure of Information that Must be Made Public, we would like to inform you that in relation to the restructuring of the 800 MHz frequency spectrum used for cellular mobile network based on Minister of Communication and Informatics Regulation No. 30 of 2014 on Restructuring of 800 MHz Frequency Spectrum for the Provision of Celullar Mobile Network dated 10 September 2014, we intend to: (i) restructure the Company's business unit that provide the Flexi telecommunication and wireless broadband service ("Flexi") as well as (ii) transferring the Flexi subscribers from the Company to PT Telekomunikasi Selular ("Telkomsel") ("Transaction").

For such purpose, on 27 June 2014, the Company executed the Conditional Business Transfer Agreement with Telkomsel ("Agreement"). Furthermore, based on Letter No. 623/DJSDPPI.1/HK/9/2014 dated 30 September 2014 issued by Directorate General of Resources and Equipment of Post and Informatics, on 30 September 2014, the Company received Decree of Ministry of Communication and Informatics ("MOCI") No. 934 dated 26 September 2014 ("MOCI Decree") that approves the reallocation from the Company to Telkomsel of the use of 800 MHz frequency spectrum with frequency range of 880-887,5 MHz that is contiguous with 925 - 932,5 MHz frequency spectrum.

One business day after the MOCI Decree is received by Telkomsel and Telkom (on 30 September 2014), Telkomsel has deposited an advance payment in the amount of IDR707 billion representing 25% from the total consideration that should be received by the Company in the amount of IDR2.828 trillion to an escrow account that is agreed between the Company and Telkomsel. Such amount can be withdrawn by the Company by delivering a copy of the MOCI Decree to the bank that managed the escrow account. After Telkomsel deposited the advance payment to the Company (on 1 October 2014), the Transaction between the Company and Telkomsel will be effectively commenced.

The remaining amount owed by Telkomsel to the Company in the amount of IDR2.121 trillion will be paid by Telkomsel on the closing date as regulated under the Agreement, which is no longer than 31 December 2014 (or at another time as may be agreed by the parties).

After the issuance of the MOCI Decree, the Company will enhance the Flexi service through Telkomsel. More detailed announcement to the costumers in connection wih this matter is announced through two newspapers with national wide circulation on 3 October 2014.

/s/Prakoso Imam Santoso

PRAKOSO IMAM SANTOSO

Acting Vice President Investor Relations

For further information, please contact :

Investor Relations Unit

PT TELEKOMUNIKASI INDONESIA, Tbk.

Phone: 62-21-521510

Fax: 62-21-5220500

e-mail: investor @telkom.co.id

website : www.telkom.co.id

PT Telekomunikasi Indonesia, Tbk. (“TELKOM”) is the largest telecommunication and network service provider in Indonesia. Serving millions of customers nationwide, we provide a strong portfolio of information and communication services, including fixed wireline and fixed wireless telephone, mobile cellular, data and internet, and network and interconnection services, directly or through our subsidiaries. We have broadened our business portfolio to encompass TIMES – Telecommunication, Information, Media & Edutainment, and Services. TELKOM’s shares are listed in the Indonesian Stock Exchange (IDX: TLKM) and its American Depositary Shares are listed in New York Stock Exchange (NYSE: TLK).